15049110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 16 2015 WASH. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banorte-IXE Securities International, Ltd.
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 32nd. Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Saa — **212-484-5231**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer P.C.
(Name - if individual, state last, first, middle name)

420 Lexington Ave. Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BANORTE-IXE SECURITIES INTERNATIONAL, Ltd.
(An Indirect Wholly-Owned Subsidiary of Casa de Bolsa Banorte-IXE, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed Persuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a Public Document.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Table of Contents
December 31, 2014

OATH OR AFFIRMATION

I, Jose Saa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte –IXE Securities International LTD, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jose Saa
Signature

Chief Financial Officer
Title

Notary Public

JOSE M GARCIA
Notary Public - State of New York
NO. 01GA6298697
Qualified in Queens County
My Commission Expires Mar 17, 2018

This instrument was acknowledged before me this 12th day of March, 2015 by Jose Saa

COHEN &
SCHAEFFER
P.C. CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Banorte IXE Securities International.,
New York, NY

We have audited the accompanying statement of financial condition of Banorte IXE Securities International Ltd as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition. Banorte IXE Securities International Ltd.'s management is responsible for the statement of financial condition. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Banorte IXE Securities International Ltd as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Cohen & Schaeffer P.C.

Cohen & Schaeffer P.C.
New York, NY
March 12, 2015

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2014

		2014
Assets		
Cash and Cash Equivalents—Includes ($9,005,290 invested in money market accounts)	$	10,002,682
Securities Owned held at clearing broker		160,514
Due from Clearing Broker		1,364,080
Accounts Receivable (Note 4)		802,268
Furniture, Equipment, Software and Leasehold Improvements (net of accumulated depreciation of $993,686)		1,800,159
Income Tax Prepaid (Note 7)		95,139
Prepaid Expenses		240,723
Security Deposits		507,368
Total Assets	$	14,972,933
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Compensation	$	1,688,201
Accounts Payable and Accrued Expenses (Note 4)		1,594,365
Total Liabilities		3,282,566
Stocholder's Equity		
Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional Paid-in Capital		12,668,578
Accumulated Deficit		(978,711)
Total stockholder's equity		11,690,367
Total Liabilities and Stockholder's Equity	$	14,972,933

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte-IXE Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

The Company receives commission on all trades introduced during the year.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc (FINRA). Receivable from clearing brokers consists primarily of cash balances held at the clearing brokers. The Company is also a member of Securities Investors Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). These financial statements were approved by management and available for issuance on March 12, 2015.

The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2014 substantiallly all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of income.

(Expressed in United States Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

Foreign currency transalation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange through out the year. Gains or losses resulting from foreign currency transactions are included in net income.

Revenue recognition

Commissions and fee revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of state and local taxes computed on a basis other than net income.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2014.

(Expressed in United States Dollars)

3. SECURITIES OWNED

Details of securities are as follows:

	2014
Money Market Funds	$ 160,514
	$ 160,514

Securities which are held at a clearing broker can be sold or repledged by the holder. At December 31, 2014, $160,514, of the Company's securities is deposited with a clearing broker and is available for hypothecation.

4. RELATED-PARTY TRANSACTIONS

The Company has an agreement with Casa de Bolsa Banorte-IXE for the use of certain Institutional referal services. Detail of related party transactions and balances are as follows:

Parent Company:	2014
Service fee paid to a related party	$ 3,670,654
Commission Referal Fees	552,844
Accounts Receivable Referal Fees	24,308
Accounts Receivable	210,098
Accounts Payable and accrued Expenses	1,100,003
Related Companies:	
Accounts Payable	13,268
Occupancy Expenses	3,200
Other Expenses	9,360

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan in accordance with IRS regulation. All eligible employees, as defined may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee. The Company's contribution was $137,841 for the year ended December 31, 2014.

(Expressed in United States Dollars)

6. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

	2014
Equipment	$ 757,004
Furniture and fixture	344,058
Leasehold improvements	1,560,077
Software cost	132,706
	2,793,845
Less: accumulated depreciation	(993,686)
	$ 1,800,159

Depreciation and amortization expense related to furniture, equipment, software and leasehold improvements for the year ended December 31, 2014 was $300,830.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2014 consists of the following:

Federal	$ -
State and local	44,384
Total	$ 44,384
Deferred:	
Federal, State and local	-
Total tax provision	$ 44,384

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

Tax benefit provision at statutory rate (34%)	$ 285,547
State and local tax-net of federal tax benefit	44,384
Valuation allowance	(285,547)
	$ 44,384

(Expressed in United States Dollars)

The major sources of temporary differences and their deferred tax effect at December 31, 2014, are as follows:

Deferred tax asset	
Net operating loss benefit 34%	$ 249,736
Depreciation	(92,286)
Less valuation allowance	(157,450)
Net deferred tax asset	$ -

The company has provided a valuation allowance to fully offset the amount of the net deferred asset. Management's conclusion is that the Company would not be able to fully realize its deferred tax assets in the immediate future.

The Company has available, at December 31 2014, unused operating losses carry-forward of $734,517, which may be applied against future taxable income expiring in various years through 2034.

The Company files Federal, New York State, Texas and New York City income tax returns as a C corporation. Generally the Company is no longer subject to income tax examination by major taxing authorities for year before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount the relevant tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company leases a space under a lease agreement which terminates in 2022. Future minimum lease payments, at December 31, 2014 are:

Years Ending December 31	
2015	$ 630,504
2016	630,504
2017	674,289
2018	683,046
2019	683,046
2020 until 2022	1,935,297
	$ 5,236,686

Rent expensed for the year was $710,272, which included other occupancy costs totaling $33,977.

Accounts payable and accrued expenses includes deferred rents of $336,659 in connection with the above lease agreement.

Other commitments

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's

(Expressed in United States Dollars)

obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2014, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2014, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does believe that these amounts are exposed to significant risk and are considering steps to address this risk.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities, the Company has the ability to access.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2014, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as at December 31, 2014.

(Expressed in United States Dollars)

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $8,236,708 which was $8,017,870 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0. 40. to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from January 1, 2015 to March 12, 2015 the date of issuance of the financial statements and concluded that there are not significant events.

* * * * * *

Assertions Regarding Exemption Provisions

We, as members of management of Sterling Monroe Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Sterling Monroe Securities, LLC

By: [signature]

(Name and Title)

3/6/15

(Date)